CONSENT OF QUALIFIED PERSON

Glenn Norton, Pr.Sci.Nat.

TO: United States Securities and Exchange Commission

US Securities and Exchange Commission

I, Glenn Norton, Pr. Sci. Nat., certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report on the Wouterspan Property or that the written disclosure in the Form 40F of Rockwell Diamonds Inc. contains any misrepresentation of the information contained in the Technical Report.

Submitted this 29th day of May, 2008.

Signed,

/s/ Glenn Norton
Glenn Norton, Pr.Sci.Nat.
Rockwell Diamonds Inc.